NEWS RELEASE

New York - AG	February 19, 2020
Toronto – FR
Frankfurt – FMV

First Majestic Announces Financial Results for Q4 and Year End 2019

FIRST MAJESTIC SILVER CORP. (AG: NYSE; FR: TSX) (the "Company" or “First Majestic”) is pleased to announce the consolidated financial results for the Company’s fourth quarter and year ended December 31, 2019. The full version of the financial statements and the management discussion and analysis can be viewed on the Company's website at www.firstmajestic.com, on SEDAR at www.sedar.com and EDGAR at www.sec.gov. All amounts are in U.S. dollars unless stated otherwise.

2019 Highlights

•	Total production reached 25.6 million silver equivalent ounces, a 15% increase over 2018, reaching the top end of the Company’s 2019 guidance range of 24.4 million to 26.0 million ounces.

•	Silver production reached 13.2 million ounces of silver, a 13% increase over 2018, and inline with the Company’s guidance range of 12.8 to 13.5 million ounces.

•	Generated record revenues of $363.9 million, representing a 21% increase from 2018.

•	Generated a record $140.0 million of cash from operating activities.

•	Mine operating earnings of $66.2 million compared to ($11.9) million in 2018 primarily due to higher revenues, metal prices and lower cash costs.

•	Operating cash flows before working capital and taxes of $108.9 million or $0.54 per share.

•	Adjusted net earnings of $7.3 million, or $0.04 per share, after excluding non-cash and unusual items.

•	All-in sustaining costs (“AISC”) of $12.64 per payable silver ounce, representing a 15% decrease compared to 2018, beating the 2019 guidance range of $12.98 to $13.94 per ounce.

•	Cash costs of $5.16 per payable silver ounce, representing a 26% decrease compared to 2018, below the 2019 guidance range of $5.62 to $6.18 per ounce.

•	Successfully commissioned the new 3,000 tpd high-intensity grinding (“HIG”) mill at Santa Elena making it the only whole-ore, hard-rock mining application of this technology in Latin America.

•	Commenced earthwork and ramp development activities at Santa Elena’s Ermitaño project in advance of initial production scheduled for early 2021.

•	Achieved annual consolidated silver recoveries of 86%, a new Company record, due to ongoing investments in metallurgical processing and innovation.

•	Ended 2019 with cash and cash equivalents of $169.0 million, up from $57.0 million at the end of 2018.

Q4 2019 Highlights

•	Produced 3.3 million ounces of silver, 33,176 ounces of gold and 0.9 million pounds of lead for a total of 6.2 million silver equivalent ounces.

•	AISC of $12.25 per payable silver ounce, representing a 5% decrease compared to Q4 2018.

•	Cash costs of $3.73 per payable silver ounce, representing a 38% decrease compared to Q4 2018.

•	Revenues totaled $96.5 million, representing a 30% increase compared to Q4 2018.

•	Mine operating earnings of $23.9 million compared to ($9.0) million in Q4 2018.

•	Adjusted net earnings $0.3 million, or $0.00 per share, after excluding non-cash and unusual items.

•	Operating cash flows before working capital and taxes of $32.9 million, or $0.16 per share (non-GAAP).

CEO COMMENTS
“First Majestic had another strong year generating record revenues and ending the year with the highest cash balance in the Company’s 18-year history,” said Keith Neumeyer, President and CEO of First Majestic. “Production also achieved a new record of 25.6 million silver equivalent ounces following grade and metallurgical recovery improvements at our Santa Elena and La Encantada operations. These operational improvements helped to drive a 15% reduction in our AISC for the year to $12.64 per ounce, making it our lowest AISC per ounce since 2016 and a healthy beat to our annual cost guidance range of $12.98 to $13.94 per ounce. We continue to lead the industry as the purest silver producer and remain focused on improving margins through the adoption of new technologies.”

2019 ANNUAL AND FOURTH QUARTER HIGHLIGHTS

Key Performance Metrics	2019-Q4	2018-Q4	Change Q4 vs Q4	2019	2018	Change '19 vs '18
Operational
Ore Processed / Tonnes Milled	626,482	850,272	(26%)	2,831,999	2,244,822	(16%)
Silver Ounces Produced	3,348,424	3,250,816	3%	13,241,118	7,412,128	13%
Silver Equivalent Ounces Produced	6,233,412	6,485,761	(4%)	25,554,288	12,142,568	15%
Cash Costs per Ounce (1)	$3.73	$6.06	(38%)	$5.16	$7.13	(26%)
All-in Sustaining Cost per Ounce (1)	$12.25	$12.83	(5%)	$12.64	$13.72	(15%)
Total Production Cost per Tonne (1)	$78.62	$65.31	20%	$75.05	$49.89	24%
Average Realized Silver Price per Ounce (1)	$17.46	$14.47	21%	$16.40	$15.53	6%

Financial (in $millions)
Revenues	$96.5	$74.1	30%	$363.9	$300.9	21%
Mine Operating Earnings (Loss)	$23.9	($9.0)	NM	$66.2	($11.9)	NM
Impairment of non-current assets	($44.9)	($168.0)	73%	($58.7)	$199.7	71%
Net (Loss) Earnings	($39.9)	($164.4)	(76%)	($40.5)	($204.2)	80%
Operating Cash Flows before Movements in Working Capital and Taxes	$32.9	$11.0	199%	$108.9	$61.6	77%
Cash and Cash Equivalents	$169.0	$57.0	196%	$169.0	$57.0	196%
Working Capital (1)	$171.1	$108.1	58%	$171.1	$108.1	58%

Shareholders
Earnings (Loss) per Share ("EPS") - Basic	($0.19)	($0.85)	(77%)	($0.20)	($1.11)	82%
Adjusted EPS (1)	$0.00	($0.05)	103%	$0.04	($0.21)	117%
Cash Flow per Share (1)	$0.16	$0.06	182%	$0.54	$0.34	61%
"NM" - Not meaningful
(1)   The Company reports non-GAAP measures which include cash costs per ounce produced, all-in sustaining cost per ounce, total production cost per tonne, average realized silver price per ounce, working capital, adjusted EPS and cash flow per share.  These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and may differ from methods used by other companies with similar descriptions.

(2)
The Company reports additional GAAP measures which include mine operating earnings and operating cash flows before movements in working capital and income taxes.  These additional financial measures are intended to provide additional information and do not have a standardized meaning prescribed by IFRS.

2019 FINANCIAL RESULTS
The Company ended 2019 with $169.0 million in cash and cash equivalents compared to $57.0 million at the end of 2018. In addition, the Company ended the year with working capital of $171.1 million compared to $108.1 million at the end of 2018. The increase in cash and cash equivalents was primarily attributed to a record $140.0 million generated from its operating activities, $81.9 million raised through its “at-the-market distributions” equity financing program, proceeds of $16.7 million from exercise of stock options, net of $116.9 million spent on investing activities primarily relating to mining interests and property, plant and equipment.
Full year revenues totaled $363.9 million, a 21% increase compared to 2018, primarily related to San Dimas' full year of operations under First Majestic, a 92% increase in production from La Encantada following a revised throughput methodology which improved recoveries significantly, as well as increased production at Santa Elena upon implementation of the HIG mill in the second half of the year. Improvement in revenues was also attributable to a 6% increase in average realized silver price in 2019, which averaged $16.40 per ounce during the year but improved significantly from an average of $15.26 per ounce in first half of 2019 to $17.55 per ounce in the second half of 2019.
Annual mine operating earnings totaled $66.2 million compared to ($11.9) million in 2018. The increase in mine operating earnings was primarily driven by an increase in revenues, higher silver and gold prices, as well as a decrease in cash costs. Shifting a greater proportion of the Company's production to its larger and lower cost operations, as well as a decrease in depletion, depreciation and amortization upon suspension of operations at La Guitarra, La Parrilla and San Martin mines has contributed to lower overall average costs and higher mine operating earnings.
Cash flows before movements in working capital and taxes during the year was $108.9 million ($0.54 per share) compared to $61.6 million ($0.34 per share) in 2018.
Adjusted earnings per share (“EPS”)(non-GAAP), normalized for non-cash or unusual items such as impairment of non-current assets, share-based payments and deferred income taxes for the year ended December 31, 2019 was $0.04, compared to ($0.21) in 2018.

FULL YEAR 2019 OPERATIONAL RESULTS

Annual Production Summary	San Dimas	Santa Elena	La Encantada	San Martin	La Parrilla	Del Toro	Consolidated
Ore Processed / Tonnes Milled	691,576	875,435	890,008	101,362	167,535	106,083	2,831,999
Silver Ounces Produced	6,305,672	2,435,604	3,083,410	555,595	557,603	303,234	13,241,118
Silver Equivalent Ounces Produced	13,831,627	6,316,277	3,099,717	692,541	1,120,490	493,636	25,554,288
Cash Costs per Ounce	$1.41	($0.51)	$11.89	$13.45	$15.59	$28.26	$5.16
All-in Sustaining Cost per Ounce	$7.26	$3.02	$13.90	$18.73	$26.29	$37.77	$12.64
Total Production Cost per Tonne	$131.90	$60.23	$40.06	$91.65	$78.99	$98.29	$75.05

(1)	The San Martin operation was placed on temporary suspension as previously announced on July 15, 2019.

(2)	The La Parrilla operation was placed on temporary suspension as previously announced on August 7, 2019.

Total production in 2019 reached 25.6 million equivalent ounces of silver, representing a 15% increase over 2018, and at the upper end of the Company’s guidance of 24.4 to 26.0 million silver equivalent ounces. Total production consisted of 13.2 million ounces of silver, 134,580 ounces of gold, 7.9 million pounds of lead and 3.7 million pounds of zinc. The increase in production was primarily attributed to the San Dimas mine, which contributed 13.8 million silver equivalent ounces of production during its first full year of operation under First Majestic, and a 92% increase in production from the La Encantada mine.
Cash cost per ounce in the year was $5.16, a decrease of $1.82 per ounce compared to the previous year and below the range of the Company's 2019 guidance of $5.62 to $6.18 per ounce. The decrease in cash cost compared to the prior year was primarily due to the addition of the San Dimas mine since May 2018, which had a low cash cost of $1.41 per ounce, and the suspension of operations at the Company's higher cost mines, including the La Guitarra, La Parrilla and San Martin mines, over the past two years.

AISC per ounce in 2019 was $12.64, a decrease of $2.31 per ounce compared to the previous year and below the annual guidance of $12.98 to $13.94 per ounce. The decrease in AISC per ounce was attributed to lower cash costs as well as reduction in sustaining capital expenditures as the Company shifts its focus towards its most profitable operations.
The Company’s total capital expenditures in 2019 was $124.2 million, an increase of 16% or $17.0 million compared to the prior year, consisting of $46.5 million for underground development, $30.5 million in exploration and $23.0 million in property, plant and equipment, and $24.2 million in innovation projects. Total investments in 2019, on a mine-by-mine basis, primarily consisted of $42.5 million at San Dimas, $23.0 million at Santa Elena, $13.2 million at La Encantada, $10.5 million at La Parrilla, $4.9 million at Del Toro and $4.9 million at San Martin.

Q4 2019 FINANCIAL RESULTS
Revenues generated in the fourth quarter of 2019 totaled $96.5 million, representing a 30% increase compared to $74.1 million in the fourth quarter of 2018, primarily due to a 21% increase in average realized silver price compared to the same quarter of the prior year, plus a 6% increase in silver equivalent ounces sold compared to the same quarter of 2018.
Mine operating earnings were $23.9 million compared to ($9.0) million in the fourth quarter of 2018. The increase in mine operating earnings in the quarter was attributed to a combination of higher revenues and the costs reductions due to the temporary suspension of activities at the La Parrilla and San Martin mines which incurred operating losses in the same quarter of the prior year.
The Company recorded net earnings of ($39.9) million, or EPS of ($0.19), during the fourth quarter of 2019 primarily attributed to a $58.7 million non-cash impairment charge, or $52.4 million net of tax, in relation to the La Encantada mine primarily as the economics of the mine does not support its carrying value.
Adjusted net earnings for the fourth quarter was $0.3 million, or EPS of $0.00, after excluding non-cash and non-recurring items.
Cash flows before movements in working capital and income taxes were $32.9 million ($0.16 per share), compared to $11.0 million ($0.06 per share) in the fourth quarter of 2018.

Q4 2019 OPERATIONAL RESULTS

Third Quarter Production Summary	San Dimas	Santa Elena	La Encantada	Del Toro	Consolidated
Ore Processed / Tonnes Milled	182,265	196,640	221,049	26,528	626,482
Silver Ounces Produced	1,658,721	619,321	987,630	82,752	3,348,424
Silver Equivalent Ounces Produced	3,516,117	1,592,397	991,856	133,042	6,233,412
Cash Costs per Ounce	$0.74	($1.40)	$10.12	$28.62	$3.73
All-in Sustaining Cost per Ounce	$7.41	$3.66	$12.67	$38.84	$12.25
Total Production Cost per Tonne	$127.19	$68.77	$43.92	$106.99	$78.62

Total production in the fourth quarter of 2019 reached 6.2 million silver equivalent ounces, representing a slight decrease compared to the previous quarter, consisting of 3.3 million ounces of silver, 33,176 ounces of gold and 0.9 million pounds of lead. The slight decrease was primarily due to lower gold grades and reduction in tonnes milled at Santa Elena in the month of December due to heavy rains impacting ore and waste haulage and the ability to produce from the heap leach pads.
Cash cost per ounce in the fourth quarter was $3.73 compared to $3.83 in the previous quarter. The decrease in cash cost was primarily attributed to a reduction of $3.8 million in operating costs due to the temporary suspension of operating activities at the higher cost La Parrilla mine.
AISC in the fourth quarter was $12.25 per ounce compared to $10.76 per ounce in the previous quarter. The increase was attributed to higher sustaining capital expenditures at San Dimas for mine infrastructure improvements and advancement of sustaining development activities at Santa Elena.

Capital expenditures in the fourth quarter were $37.2 million, an increase of 30% compared to the prior quarter, primarily consisting of $14.1 million at San Dimas, $7.8 million at Santa Elena, $3.3 million at La Encantada, $1.8 million at La Parrilla, $1.7 million at Del Toro, $0.1 million at San Martin and $8.4 million for innovation projects.

ABOUT THE COMPANY
First Majestic is a mining company focused on silver production in Mexico and is aggressively pursuing the development of its existing mineral property assets. The Company presently owns and operates the San Dimas Silver/Gold Mine, the Santa Elena Silver/Gold Mine and the La Encantada Silver Mine. Production from these mines are projected to be between 11.8 to 13.2 million silver ounces or 21.5 to 24.0 million silver equivalent ounces in 2020.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.
“signed”
Keith Neumeyer, President & CEO

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

This press release contains “forward‐looking information” and "forward-looking statements” under applicable Canadian and U.S. securities laws (collectively, “forward‐looking statements”). These statements relate to future events or the Company's future performance, business prospects or opportunities that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management made in light of management's experience and perception of historical trends, current conditions and expected future developments. Forward-looking statements include, but are not limited to, statements with respect to: the Company’s business strategy; future planning processes; commercial mining operations; cash flow; budgets; the timing and amount of estimated future production; recovery rates; mine plans and mine life; the future price of silver and other metals; costs of production; costs and timing of the development of new deposits; capital projects and exploration activities and the possible results thereof. Assumptions may prove to be incorrect and actual results may differ materially from those anticipated. Consequently, guidance cannot be guaranteed. As such, investors are cautioned not to place undue reliance upon guidance and forward-looking statements as there can be no assurance that the plans, assumptions or expectations upon which they are placed will occur. All statements other than statements of historical fact may be forward‐looking statements. Statements concerning proven and probable mineral reserves and mineral resource estimates may also be deemed to constitute forward‐looking statements to the extent that they involve estimates of the mineralization that will be encountered as and if the property is developed, and in the case of measured and indicated mineral resources or proven and probable mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “forecast”, “potential”, “target”, “intend”, “could”, “might”, “should”, “believe” and similar expressions) are not statements of historical fact and may be “forward‐looking statements”.
Actual results may vary from forward-looking statements. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to materially differ from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; actual results of exploration activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; commodity prices; variations in ore reserves, grade or recovery rates; actual performance of plant, equipment or processes relative to specifications and expectations; accidents; labour relations; relations with local communities; changes in national or local governments; changes in applicable legislation or application thereof; delays in obtaining approvals or financing or in the completion of development or construction activities; exchange rate fluctuations; requirements for additional capital; government regulation; environmental risks; reclamation expenses; outcomes of pending litigation; limitations on insurance coverage as well as those factors discussed in the section entitled "Description of the Business - Risk Factors" in the Company's most recent Annual Information Form, available on www.sedar.com, and Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C.  Although First Majestic has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.
The Company believes that the expectations reflected in these forward‐looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward‐looking statements included herein should not be unduly relied upon. These statements speak only as of the date hereof. The Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable laws.